GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
Guggenheim Securities, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and subsidiary (the Company) as of December 31, 2018, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

New York, New York
March 4, 2019

GUGGENHEIM SECURITIES, LLC
AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2018

(Amounts in thousands)

Assets

Cash	$	15,394
Due from clearing organizations		387,513
Securities purchased under agreements to resell		19,554,505
Securities borrowed		3,084,573
Securities owned, at fair value ($463,208 pledged as collateral)		543,658
Accounts receivable from contracts with customers		36,471
Accrued interest receivable		89,008
Notes receivable from employees		4,324
Due from affiliates		3,894
Fixed assets, net of accumulated depreciation and amortization of $15,557		3,473
Intangible assets, net of accumulated amortization of $642		1,558
Goodwill		23,109
Other assets		29,256
Total assets	$	23,776,736

Liabilities and Equity

Securities sold under agreements to repurchase	$	22,697,146
Securities sold, not yet purchased, at fair value		89,424
Securities loaned		56,448
Due to clearing organizations		300,401
Due to affiliates		832
Unearned revenue from contracts with customers		7,016
Accrued expenses and other liabilities		323,701
Total liabilities		23,474,968
Total equity		301,768
Total liabilities and equity	$	23,776,736

See accompanying notes to consolidated statement of financial condition.

(1)   Organization and Nature of Business

Guggenheim Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Links Holdings, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). The consolidated statement of financial condition includes the account of Guggenheim Trust Assets, LLC, which is a wholly owned subsidiary of the Company.

On September 14, 2018, Guggenheim acquired all of the outstanding membership interests in M Advisory, LLC (M-Co), a leading restructuring and liability management practice. Simultaneously with the acquisition, Guggenheim merged M-Co into the Company, pursuant to which the Company was the surviving entity. The merger is accounted for as a combination of entities under common control and, thus the accompanying consolidated financial statements have been prepared in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations*. The assets and liabilities were recorded at historical basis.

The Company engages in investment banking and advisory services for merger-and-acquisition, financial restructuring, and underwriting transactions; principal and agency sales and trading of fixed-income securities, exchange-traded futures, and structured products; matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities; equity research; interest rate swaps; agency and principal trading of equity securities.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying consolidated statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated statement of financial condition include the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

(b)   Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c)   Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) ***Securities Owned, Including Those Pledged, and Securities Sold, but Not Yet Purchased***

Securities transactions are recorded on the consolidated statement of financial condition on trade-date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements.* Fair value is generally based on quoted market prices or dealer observable quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2018. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

(e) ***Securities Sold under Agreements to Repurchase (Repurchase Agreements) and Securities Purchased under Agreements to Resell (Reverse Repurchase Agreements)***

Repurchase agreements and reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase value as specified in the respective agreements.

The Company executes approximately 80% of its repurchase agreements and 60% of its reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale transactions. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, *Balance Sheet,* are satisfied.

(f) ***Securities Borrowed and Securities Loaned***

Securities borrowed and securities loaned are generally reported as collateralized financings and are recorded at the amounts of cash collateral advanced or received, adjusted for additional collateral obtained or received. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest on such transactions

is accrued and is included in the consolidated statement of financial condition in accrued interest receivable and accrued expense and other liabilities as applicable.

(g) *Fixed Assets*

Fixed assets consist of computers and software, leasehold improvements, office equipment and furniture, and capitalized project costs, which are reported at historical cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Intangibles-Goodwill-Other-Internal-Use Software* and consist of costs related to internally developed software for the Company's internal use.

(h) *Goodwill and Intangible Assets*

Goodwill and intangible assets have been recorded in accordance with the provisions of ASC 350, *Intangibles – Goodwill and Other*. As a result of the merger with M-Co, the Company recorded an additional $1.8 million of goodwill and a $2.2 million intangible asset with a useful life of one year. ASC 350 requires that goodwill be tested for impairment at least annually. Intangible assets with estimable useful lives are amortized on a straight-line basis over their respective estimable useful lives. The Company completed the annual impairment test indicating no goodwill impairment and therefore, no impact to the Company's financial condition.

(i) *Income Taxes*

The Company is organized as a Delaware single member limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the Parent.

ASC 740-10, *Income Taxes – Overall,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2018. Further, as of December 31, 2018, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions it has taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(j) *Accounting Developments*

In May 2014, the FASB issued Accounting Standards Update ASU 2014-09, "*Revenue from Contracts with Customers* (Topic 606)." Topic 606 supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and requires entities to recognize revenue when they transfer control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. Topic 606 permits the use of either the retrospective or cumulative effect transition method. The FASB has issued several amendments to the standard, including principal versus agent guidance and identifying performance obligations. The Company adopted Topic 606 effective January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of that date. The adoption of Topic 606 did not have a material impact to the Company's consolidated statement financial condition. No cumulative effect adjustment to retained earnings was recorded as a result of the adoption of Topic 606.

In February 2016, the FASB established Topic 842, *Leases*, by issuing ASU No. 2016-02. This ASU, as amended, provides comprehensive guidance on the accounting and disclosure requirements for leases and increases transparency and comparability among organizations by requiring the recognition of all leases exceeding one year on the statement of financial position. Most prominent among the changes in the standard is the recognition of right-of-use assets and lease liabilities by lessees for leases classified as operating leases under current GAAP. The right-of-use asset and lease liability will initially be measured based on the present value of the remaining rental payments. The guidance is effective for annual and interim periods beginning after December 15, 2018.

The Company will adopt the new lease standard in the first quarter of the 2019 fiscal year, with a cumulative-effect adjustment to the opening balance of member's equity in the period of adoption. The Company's implementation efforts have included identifying the population of contracts which will be within the scope of the standard and implementing internal controls and certain other process changes to enable the Company to comply with the accounting requirements of this guidance. Although a significant portion of the population of contracts subject to recognition on the consolidated statement of financial condition have been identified, their initial measurement remains under evaluation. While the Company has not yet completed its evaluation of the standard and the related impact on the consolidated statement of financial condition, the Company believes the standard will not have a material impact on the consolidated statement of financial condition. The most notable impact will be the recognition of right-of-use assets and lease liabilities for operating leases. The Company continues to evaluate the effect of ASU 2016-02, including the changes to the related disclosures.

(3)   Fair Value

(a)   Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., not a forced liquidation or distressed sale). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. As required by FASB ASC 820, the fair values of assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(b) *Fair Value Measurements*

The following is a summary of the financial assets and liabilities that are accounted for on a recurring basis by level within the fair value hierarchy as of December 31, 2018:

Assets	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
		(In thousands)		
Securities owned:				
U.S. government and agency	$ 527,583	—	—	527,583
Mortgage-backed securities	—	11,184	15	11,199
Corporate debt	—	1,948	—	1,948
Collateralized debt obligations	—	17	102	119
Other asset-backed securities	—	1,916	166	2,082
Equities	—	727	—	727
Total	$ 527,583	15,792	283	543,658
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency	$ 88,383	—	—	88,383
Corporate debt	—	434	—	434
Other asset-backed securities	—	615	—	615
Derivatives	(8)	—	—	(8)
Total	$ 88,375	1,049	—	89,424

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

U.S. Government and Agency Securities

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy. Noncallable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded noncallable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

Corporate Debt Securities

Corporate bonds are measured primarily using pricing data from prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name, or index credit default swap curves for comparable issuers, and recovery rate assumptions.

High-yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are categorized within Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios, and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations

Collateralized debt obligations measured based on prices observed for recently executed market transactions are categorized within Level 2 of the fair value hierarchy. If external prices or spread data is not available and alternate valuation techniques using cash flow models incorporating assumptions for constant prepayment rates, constant default rates, and severity for comparable securities are utilized, then these securities are categorized as Level 3 of the fair value hierarchy.

Mortgage-Backed Securities

Mortgage-backed securities are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default, and prepayment rates for each asset category. Valuation levels of indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

Mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities are bonds or notes backed by financial assets. Typically, these assets consist of, but are not limited to securities backed by auto-loans, credit card receivables, aircraft loans, and student loans, and are categorized within Level 2 or Level 3 of the fair value hierarchy. Valuations are determined by similar securities that are recently traded in the market and/or valuation models.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized as Level 1 of the fair value hierarchy; otherwise, they are categorized within Level 2 of the fair value hierarchy.

Non-exchange-traded equity securities are measured primarily using valuation prices observed for subsequent financing or capital issuances by the company and are categorized within Level 3 of the fair value hierarchy.

Derivatives

Derivatives include listed options contracts that are actively traded and are valued based on quoted prices from the exchange categorized. They are all categorized as Level 1 of the fair value hierarchy.

Level 3 Securities

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is the greatest for instruments categorized in Level 3.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2018:

	Balance at January 1, 2018	Realized Gains (losses)	Unrealized Gains (losses)	Purchases (sales), net	Transfers net	Balance at December 31 2018
			(In thousands)			
Securities owned:						
Collateralized debt obligations	$ 102	—	(1)	—	1	102
Mortgage-backed securities	46	(4)	(3)	(24)	—	15
Other asset-backed securities	44	—	88	34	—	166
Total	$ 192	(4)	84	10	1	283

During fiscal year 2018, there was a net increase of $90 thousand in Level 3 securities. This was due to $80 thousand in net realized and unrealized gains and $10 thousand in net purchases of Level 3 securities. Transfers into Level 3 primarily represent securities for which relative pricing data was available at January 1, 2018 but was not available at December 31, 2018.

	Change in unrealized appreciation (depreciation) in 2018 for assets held at December 31, 2018 (In thousands)
Securities owned:	
Collateralized debt obligations	$ (1)
Other asset-backed securities	87
Total	$ 86

Quantitative Information about Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for financial assets subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across

different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument; that is, the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments.

Financial instruments owned	Market value	Valuation technique	Significant unobservable input(s)	Range
Collateralized debt obligations	$ 102	Discounted cash flows	Constant prepayment rate	0% to 25%
			Constant default rate	0% to 6.5%
			Loss severity	30% to 100%
Mortgage-backed securities	15	Discounted cash flows	Constant prepayment rate	0% to 18%
			Constant default rate	0% to 12%
			Loss severity	30% to 110%
Other asset-backed securities	166	Discounted cash flows	Constant prepayment rate	0% to 25%
			Constant default rate	0% to 12%
			Loss severity	30% to 110%
			Future lease rates	$ 1,000 to 400,000 per month
			Residual Values	$ 0 to 30,250,000

Sensitivity of Fair Value Changes in Significant Unobservable Inputs

For recurring fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Collateralized debt obligations, mortgage-backed securities, and other asset backed securities using discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate or loss severities would result in significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security.

The fair values of other financial assets and liabilities carried at cost (consisting primarily of due to and due from clearing organizations, accounts receivable, securities borrowed and reverse repurchase and repurchase agreements) are considered to approximate fair value because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates.

(4) Due to and Due from Clearing Organizations

The balance due to and due from clearing organizations represents the net amount due to or from the clearing organizations for settled and unsettled transactions and related activity. As of December 31, 2018, balances due to and from clearing organizations consist of the following:

	Due from	Due to
	(In thousands)	
Securities failed-to-deliver/receive	$ —	232,342
Payable to clearing organizations	—	68,059
Receivable from clearing organizations	387,513	—
	$ 387,513	300,401

The Company clears certain of its principal and customer transactions through another broker-dealer, Pershing, LLC (Pershing) on a fully disclosed basis. The amount receivable relates primarily to the aforementioned transactions.

(5) Collateral

The Company's agreements with its clearing organizations permit the clearing organizations to use the Company's securities as collateral for Company-related borrowings and as collateral for securities sold but not yet purchased and related activity. The Company also pledges securities to collateralize repurchase transactions where the counterparty has the right by contract or custom to sell or repledge the securities.

The table below presents securities at fair value the Company received as collateral as of December 31, 2018 prior to the application of ASC 210-20-45-11, offsetting of amount related to certain repurchase and reverse repurchase agreements that is not included in the consolidated statement of financial condition.

	(In thousands)
Fair value of collateral received under resale agreements and available to be delivered or repledged	$ 32,606,396
Fair value of collateral delivered or repledged under repurchase agreements	31,956,159

We pledge certain marketable securities owned to collateralize either repurchase agreements or other secured borrowings, or to satisfy our settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such securities. The fair value of such securities that are pledged and can be sold or repledged by counterparties equal approximately $463 million and are identified in the consolidated statement of financial condition.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, are satisfied. The following table presents the gross and net resale and repurchase agreements and the related offsetting amount as of December 31, 2018 permitted under ASC 210-20-45. The Company does not have resale and repurchase agreements that are not permitted to be

offset under ASC 210-20-14 but would be eligible for offsetting to the extent an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained.

		Gross amounts of recognized assets/ liabilities	Gross amounts offset on the consolidated statement of financial condition	Net amounts of assets/ liabilities included on the consolidated statement of financial condition
			(In thousands)	
Securities purchased under agreements to resell	$	33,734,735	(14,180,230)	19,554,505
Securities borrowed		3,084,573	—	3,084,573
Securities sold under agreements to repurchase		36,877,377	(14,180,230)	22,697,147
Securities loaned		56,448	—	56,448

In accordance with FASB ASC 860-30-50-7, the following tables present, as of December 31, 2018, the gross liability for securities sold under repurchase agreements disaggregated by classes of collateral pledged and by remaining contractual maturity of the agreements.

		Securities Sold Under Repurchase Agreements	Securities Loaned
		(In thousands)	
U.S. government and agency	$	33,172,260	56,448
Mortgage-backed securities		3,705,117	—
Total	$	36,877,377	56,448

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
			(In thousands)		
Securities sold under repurchase agreements	$ 15,658,251	11,755,433	6,714,568	2,749,125	36,877,377
Securities loaned	$ 56,448	—	—	—	56,448
Total	15,714,699	11,755,433	6,714,568	2,749,125	36,933,825

Note that the collateral pledged as part of repurchase agreements is subject to changes in market price and thus may decline in value during the time of the agreement. In that case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

(6) Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payments by customers. A receivable is recorded with revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of related services, revenue is deferred as unearned until performance obligations have been satisfied. Unearned revenue from contracts with customers primarily relates to retainer and milestone fees received in investment banking and advisory engagements where the performance obligation has not yet been satisfied.

The Company had accounts receivables from contracts with customers totaling $36.5 million at December 31, 2018.

Unearned income from contracts with customers totaling $7.0 million at December 31, 2018 is expected to be collected in 2019 when performance obligations have been satisfied.

(7) Related-Party Transactions

Affiliates may pay certain expenses on behalf of the Company throughout the year. The Company records an associated payable and remits cash payment to the affiliates on a monthly basis. At December 31, 2018, approximately $0.8 million is included in due to affiliates in the consolidated statement of financial condition. The Company may also pay expenses on behalf of affiliates throughout the year. The Company records a receivable and collects cash payment from the affiliates on a monthly basis. At December 31, 2018, approximately $2.4 million is included in due from affiliates in the consolidated statement of financial condition.

The Company has a service agreement with the Parent whereby the Company is paid a fee for services provided in connection with the Parent's leveraged loan business. At December 31, 2018, approximately $1.5 million is included in due from affiliates in the consolidated statement of financial condition.

The Company has a service agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software, and telecommunications; corporate finance, including accounting, tax, and planning; human resources and benefits administration; executive management; general administration; legal; and marketing.

The Company facilitates commission based fixed-income and equity trading along with providing access to underwriting transactions to various affiliates and clients of affiliates in the ordinary course of business.

As of December 31, 2018, the Company has provided loans directly to employees (none of which are executive officers or directors) totaling $4.3 million which is included in notes receivable from employees in the consolidated statement of financial condition. The loan maturity dates range from January 2019 to December 2021 and pay interest at 8%.

(8) Off-Balance-Sheet Risk and Concentrations of Credit Risk

Off-Balance-Sheet Risk

Customer securities transactions are cleared through Pershing, on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to mitigate the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

The Company engages in short-term principal trading activities, including entering into securities sold, not yet purchased positions, in order to manage exposure to market risk. The Company has recorded these obligations in the consolidated financial statements at December 31, 2018 at the fair values of the related securities.

As part of the Company's financing and hedging activities, the Company enters into forward repurchase agreements, futures, and options transactions. In connection with these transactions, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to terms of the contracts. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

As part of the Company's fixed-income business, the Company enters into foreign exchange transactions to facilitate the settlement of trades in local currencies. As these foreign currency transactions are typically

converted to U.S. dollars to match the settlement of the underlying transactions, the Company expects the risk of loss due to foreign currency exposure to be minimal.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company enters into futures, and when-issued securities, which provide for the delayed delivery of the underlying instrument. The Company's futures transactions are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, these futures transactions generally do not have credit risk. The credit risk for when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Open equity in futures transactions are recorded as receivable from or payable to clearing organizations, as applicable. The gross notional amounts of futures contracts as of December 31, 2018 are $0.6 billion (asset) and $14.9 billion (liability) with a weighted average maturity of approximately 1 months. The average monthly trading volume of futures is approximately 10,452 contracts.

There were no option contracts outstanding as of December 31, 2018. The average monthly trading volume of options is approximately 972 contracts.

There were no CDX contracts outstanding as of December 31, 2018. The average monthly trading volume of CDX is approximately 1 contract.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal account loaned under resale agreements.

(9) Fixed Assets

At December 31, 2018, fixed assets consisted of the following (in thousands):

Computers and software	$	14,821
Leasehold improvements		2,181
Capitalized project costs		1,119
Office equipment and furniture		909
		19,030
Less accumulated depreciation and amortization		(15,557)
Net book value	$	3,473

(10) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. At December 31, 2018, the Company had net capital of $187.3 million, which was $187.0 million in excess of its required net capital of $0.3 million.

As a clearing firm, the Company is also subject to the SEC Customer Protection Rule 15c3-3 (Rule 15c3-3), which requires protection of customer cash and securities. Currently, the Company does not carry any customer accounts and various customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that are self-clearing are the repurchase and reverse repurchase agreement transactions and most U.S. government and agency transactions. The U.S. government and agency business may trigger a reserve formula requirement only in the case of a failed transaction.

The Company has a signed proprietary accounts of introducing brokers (PAIB) agreement with Pershing to enable it to include certain assets as allowable assets in its net capital computation.

(11) Employee Benefit Plans

All participating employees are eligible to participate in the Guggenheim 401(k) plan (the Plan). For the year ended December 31, 2018, the Company made discretionary matching contributions of $3.5 million for its pro-rata share of the Plan. At December 31, 2018, such contributions are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

(12) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries as of December 31, 2018:

	Guggenheim Trust Assets, LLC
Total assets	$ —
Member's equity	—

The member's equity of these subsidiaries is excluded from the Company's computation of net capital per Rule 15c3-1.

(13) Commitments and Contingencies

The Company has obligations under operating leases for premises with noncancelable terms in excess of one year, which expire at various dates through 2028 and have various renewal options and escalation clauses.

The Company is involved in various pending and threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the operation of the Company or its consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. There were no underwriting transaction commitments open at December 31, 2018.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements of $654 million and $344 million, respectively, at December 31, 2018.

(14) Unit-Based Compensation

Certain employees of the Company are awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim grants the awards under the Guggenheim Capital Phantom Unit Plan (the Plan). Participants are credited with "phantom units" that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are classified as equity awards granted by Guggenheim to Company personnel. The ultimate settlement of "phantom units" through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

The Company recognizes Phantom Plan awards in accordance with ASC Topic 718. Under ASC 718, these awards were issued at the grant date fair value. Noncash capital contributions from the Parent are presented

as a liability in due to affiliates depending on the date of grant. The Company received $0.1 million of non-cash capital contributions from Guggenheim and the remaining balance was paid in full as of December 31, 2018. Generally, the awards will be amortized over a four-year pro-rata vesting schedule from the grant date. However, awards held by participants whose age plus years of service (minimum of 5 years) is equal to at least 60 have an accelerated vesting period. These awards will be amortized from the grant date through the date at which the terms are satisfied, which in many cases may be the grant date.

At December 31, 2018, the total number of units outstanding under the Phantom Plan specifically related to Company employees was as follows:

	Units		Weighted-Average price
Outstanding at December 31, 2017	14,134	$	12.05
Issued during 2018	6,442		15.00
Redemptions	(2,096)		11.99
Forfeitures	(150)		12.92
Outstanding at December 31, 2018	18,330		13.08

(15) Subsequent Events

Management has evaluated all subsequent events for the Company after the consolidated statement of financial condition date through March 4, 2019, the date the consolidated statement of financial condition was available to be issued and has concluded there are no recognized or nonrecognized events that require financial statement disclosure.